NEWS RELEASE

North American Palladium Intersects High Grades Underground at LDI Mine

and Reef-Style Mineralization on Surface Near Open Pit

Toronto, Ontario, January 30, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today provided an update on the remaining drill results from its 2011 exploration program at the Company’s Lac des Iles (“LDI”) palladium mine in Northern Ontario. These results (see Appendix) are the third and final tranche of drill results from the 2011 program.

Highlights:

•	Infill drill results in the Offset Zone returned excellent grades, with good width and continuity, including 78 metres at 7.39 grams per tonne Palladium (“g/t Pd”) and 33 metres at 8.71 g/t Pd;

•	Good indication of a southern extension to the Offset Zone in an area previously reported as the Southern Norite Zone, including 39 metres at 4.02 g/t Pd and 15 metres at 5.13 g/t Pd;

•	Mineralization discovered 300 metres to the west of the Offset, Cowboy and Outlaw zones, including 10 metres of 3.05 g/t Pd, giving support to the interpretation that some mineralized zones manifest as a series of parallel stacked lenses;

•	Confirmed north and south lateral extensions of upper Roby Zone, including 18 metres at 12.82 g/t Pd; and

•	Bonanza grade surface mineralization encountered from trenches along the North VT Rim 500 metres northeast of the LDI open pit, including approximately 1 metre samples at 64.4 g/t Pd and 45.8 g/t Pd.

“The success of our 85,000-metre drill campaign in 2011 underpins the significant exploration potential of the LDI property, and supports our view that we have only scratched the surface in our exploration endeavours,” stated William J. Biggar, President and Chief Executive Officer. In addition to confirming excellent grades in the Offset Zone over significant intercepts, the 2011 exploration program continues to expand the size of the Offset Zone and parallel mineralized zones; provides new targets for Roby Zone mining adjacent to existing underground infrastructure; and gives a new surface target with exceptional grades.”

Mr. Biggar added: “As we pursue our organic growth strategy through the LDI mine expansion, exploration will continue to be a key focus for the Company for many years to come. As an established PGM producer with excess mill capacity on a permitted property, we are well positioned to convert exploration success into production and cash flow on an accelerated timeline.”

The objectives of NAP’s 2011 exploration program were to expand the Offset Zone, improve knowledge of the Offset Zone mineralization through infill drilling, and identify potential surface targets (see Figures 1, 2 and 3 for an overview of drill locations). In 2011, 261 holes totaling 84,686 metres were drilled on the LDI property. Underground drilling accounted for 41,343 metres (205 holes), of which approximately 13,290 metres (66 holes) were to support mine operations. Drilling from surface accounted for the remaining 43,343 metres (56 holes). Previous exploration updates on the 2011 program were issued by news release on June 28, 2011 and September 14, 2011.

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The visual images and complete drill results are included in an Appendix to this news release posted on the Company’s website. It is estimated that true widths represent on average 70% of the reported lengths for surface drilling and on average 80% of the reported lengths for underground drilling.

Offset Zone Delivers Excellent Grades and Continues to Expand

Infill drilling on the Offset Zone continued throughout 2011 to define the upper and middle portions of the ore body on a 15-metre drill pattern in preparation for production (see Figures 4 and 5). The holes were drilled on a fan pattern from the Offset Zone ramp and the vast majority intersected the Offset Zone, returning good widths and grades, the majority which are higher than the current resource estimate. Although the Cowboy Zone was not specifically targeted, it was frequently intersected during the drill campaign.

The 800-series holes of the infill drilling targeted the middle portion of the Offset Zone, which continued to intersect high grade intervals. Some of the best results from the 800-series holes include:

Hole	From	To	Length of Intersection	Grade (g/t Pd)	Location
11-829	100 m	178 m	78 m	7.39	Offset & Cowboy
11-801	104 m	137 m	33 m	8.71	Offset
11-817	91 m	124 m	33 m	8.60	Offset
11-804	103 m	114 m	11 m	18.06	Offset
11-831	116 m	125 m	9 m	20.07	Offset

The 700-series of holes targeted the southern portion of the Offset Zone, at the outer portion of the current resource model (see Figures 6 and 7). Results continue to show high grades and good continuity as well as high grade footwall mineralization that may be associated with the Cowboy or Outlaw zones. Significant mineralization was encountered in the Cowboy Zone, including 11 metres at 7.22 g/t Pd (Hole 11-710) and 24 metres at 5.5 g/t Pd (Hole 11-717).

Notable drill results from the 700-series holes include:

Hole	From	To	Length of Intersection	Grade (g/t Pd)	Location
11-748	125 m	151 m	26 m	5.17	Offset
11-719	209 m	237 m	28 m	4.75	Offset
11-717	22 m	46 m	24 m	5.5	Cowboy
11-718	203 m	221 m	18 m	5.63	Offset
11-722	108 m	121 m	13 m	5.01	Offset
11-710	24 m	35 m	11 m	7.22	Cowboy
11-825	40 m	47 m	7 m	4.28	Cowboy
11-829	60 m	66 m	6 m	7.44	Cowboy
11-711	28 m	33 m	5 m	9.84	Cowboy
11-749	147 m	151 m	4 m	16.04	Offset

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Moreover, there is good indication of a southern extension to the Offset Zone in an area previously reported as the Southern Norite Zone (see the Appendix for the drill results for Southern Norite Zone and Figures 10 and 11 for the location of the drill holes).

Notable results from these drill holes include:

Hole	From	To	Length of Intersection	Grade (g/t Pd)	Location
11-027	206 m	245 m	39 m	4.02	Norite
11-023	944 m	959 m	15 m	5.13	Norite

The Company is investigating whether the Southern Norite Zone is an extension of the Offset Zone towards the south.

The 900-series of holes targeted an area to the west of the Offset Zone from an underground platform. These results discovered more footwall mineralization to the west of the mineralized Outlaw Zone (see Figures 8 and 9). This is the Company’s first attempt to drill beyond the Cowboy and Outlaw zones, which were discovered to the west of the Offset Zone in 2009. Additional work will be required to understand how the 300 metres of previously unknown mineralized gabbros relates to the three currently identified zones. The results do, however, give support to the interpretation that mineralization adjacent to the Offset Zone consists of a series of parallel stacked lenses.

Roby Zone Expands Laterally

The Roby Zone drill campaign was designed to confirm north and south extensions of the mineralization in the upper part of the mine. Definition drilling in 2011 followed palladium mineralization previously encountered and results continue to confirm northern and southern extensions (Figures 12 and 13).

Some notable drill results include:

Hole	From	To	Length of Intersection	Grade (g/t Pd)	Location
11-214	215 m	233 m	18 m	9.27	Roby North
11-217	238 m	256 m	18 m	12.82	Roby North
11-234	55 m	71 m	16 m	9.03	Roby South

The Company is developing a mine plan for both upper Roby Zone extensions. Development has already commenced towards the new North Block, which will allow further drilling to expand the resource northward. In the southern extension, development is still at the planning stage.

Bonanza Grade Mineralization Encountered at North VT Rim

The Company discovered bonanza grade Platinum Group Elements (PGEs) at surface in trenches along the North VT Rim approximately 500 metres northeast of the LDI open pit, including 0.98 metre at 64.4 g/t Pd and 0.8 metre at 45.8 g/t Pd (see Figures 14 and 15). Corresponding platinum values for these intervals are 5.2 g/t Pt and 2.46 g/t Pt, which are broadly in line with palladium to platinum rations in the nearby Roby and Offset zones.

The North VT Rim target was known to have anomalous palladium values that follow the contact with the East Gabbro and Varied-Textured Gabbro (VT-Gab) to the east but such high grades had not previously been encountered. The geological controls on the high grade palladium mineralization along the North VT Rim target are still being investigated. Available technical data indicate that the mineralization is generally stratabound and stratiform in nature and features very low sulfide content that is generally not visible in hand specimens. The mineralization along this contact may be similar to other PGE ‘reef-style’ occurrences found in the Bushveld and Stillwater complex.

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The most noteworthy grades from trenching on the North VT Rim include:

Trench ID	Length of Intersection	Pd. Grade (g/t)	Pt. Grade (g/t)	Au. Grade (g/t)
TR11-04-011	0.98 m	64.4	5.17	1.19
TR11-04-103	0.80 m	45.8	2.48	1.59
TR11-04-102	1 m	37.3	2.44	0.33
TR11-04-027	1 m	23	0.98	0.58
TR11-04-026	0.9 m	22.3	0.99	0.33

While very encouraging, additional work is required on the North VT Rim to understand the nature of the mineralization. The Company intends to follow up on these results during 2012 with a drill campaign targeted below the highest grade trench mineralization with larger diameter HQ drill core.

2012 LDI Exploration

NAP will continue to invest in exploration to expand the reserves and resources at LDI and to identify new targets. In total, NAP plans to drill approximately 70,000 metres in 2012, of which 64,000 metres will be at LDI, and 6,000 metres at NAP’s other nearby properties. Approximately 55,000 of the 64,000 metres to be drilled at LDI is in connection with the LDI mine expansion.

The primary focus of the exploration program will be underground exploration at LDI targeting the Offset Zone, to conduct infill drilling as well as to test extensions of the Offset Zone mineralization towards surface, at depth, and to the south. In addition, drilling will be conducted at North LDI, the North VT Rim and at Legris Lake.

Technical Information and Qualified Persons

The assay analyses performed during NAP's drill programs (with the exception of Roby Zone – see below) are subject to a formal quality assurance and quality control (QA/QC) program. Diamond drill core from exploration drilling is logged and sampled on site and at the Company's exploration office in Thunder Bay with sample transport by the Company and Courtesy Courier to Activation Laboratories Ltd. (Thunder Bay and Ancaster), an independent accredited laboratory, for assay analysis. Check assay analyses are carried out by SGS Minerals Services (Toronto), a laboratory that is also independent of the Company.

Diamond drill core from drilling in the Roby mine, including the Roby Zone extensions are logged and sampled on site and assayed at the Company’s lab at the mine. The assay analyses are subject to a formal quality assurance and quality control (QA/QC) program. Monthly check assay analyses are carried out by SGS Minerals Services (Toronto), a laboratory that is also independent of the Company.

The Company's exploration team designed and executed the drilling program under the supervision of David Penna, P. Geo., an employee of NAP and a Qualified Person as defined by National Instrument 43-101, who has reviewed and approved the content of this news release.

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About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993.  LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company’s shares trade on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7590 Ext. 7226

Email: camilla@nap.com

Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’, ‘forecast’, and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future exploration results, financial or operating performance, including: statements with respect to the exploration potential of the LDI property, the methods by which ore will be extracted, projected grades and other statements that express management's expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company’s interpretations of the ore body are accurate, that prices for key exploration and development supplies, including labour, will remain consistent with the Company's expectations, that the Company's current estimates of mineral reserves and resources are accurate, and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that new exploration targets may not meet management's expectations, uncertainty of mineral reserves and resources, inherent risks associated with exploration and development, the risk that the Offset Zone and other zones may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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APPENDIX: FIGURES AND TABLES

FIGURES:

Figure 1: Drilling overview – surface view.

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Figure 2: Drilling overview – long section looking east.

Figure 3: Drilling overview – cross section looking north.

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Figure 4: Offset Zone 15-metre in-fill program (800-series holes) – plan view looking down.

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Figure 5: Offset Zone 15-metre in-fill program (800-series holes) – long section looking east.

Roby Zone
Shaft
Underground
Development
Offset Zone

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Figure 6: Offset Zone 15-metre in-fill program (700-series holes) – plan view looking down.

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Figure 7: Offset Zone 15-metre in-fill program (700-series holes) – cross section looking north.

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Figure 8: Offset Zone West (900-series holes) – plan view looking down.

Figure 9: Offset Zone West (900-series holes) – cross section looking north.

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Figure 10: Southern Norite Zone – plan view looking down.

Figure 11: Southern Norite Zone – cross section looking north.

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Figure 12: Roby Zone expansion drilling – plan view looking down.

Figure 13: Roby Zone expansion drilling – long section view looking east-north-east.

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Figure 14: North VT Rim Trenches.

Map Legend
Varitextured Gabbro
East Gabbro
Gabbro
Magnetite Gabbro
Gabbronorite
Tonalite
Clinopyroxenite (North LDI)
0 - 1
1 - 2.5
2.5 - 6
6 - 15
> 15
Pd (g/t)
5.6 g/t Pd
4.23 g/t Pd
4.53 g/t Pd
8.5m of 12.95 g/t Pd including 45.8 and 37.3 g/t Pd
4m of 3.66 g/t Pd
2.71 g/t Pd
64.4 g/t Pd
24.6 g/t Pd
3m of 1.95 g/t Pd
2m of 5.0 g/t Pd
3.38 g/t Pd
3.08 g/t Pd
TR11-03
6.2 g/t Pd
2m of 2.26 g/t Pd
8.32 g/t Pd
TR10-01
7m of 10.15 g/t Pd
including 23 and 22.3 g/t Pd
To Roby Open Pit
Lac des Iles Mines Ltd.
LAC DES ILES
NORTH VT RIM
2010 and 2011 TRENCHING
D. Tol
0
25
50
metres

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Figure 15: North VT Rim Trenches.

DRILL RESULTS:

Note: NSA stands for “no significant assay” but this does not imply that there is no palladium mineralization. Rather, the mineralization (if any) falls below the Company's project-specific thresholds.

Offset Zone Underground Definition Drilling (on 15-metre pattern)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-709	168	176	8	3.75	0.44	0.36	0.144	0.136	0.008	Cowboy
11-709	258	292	34	3.45	0.27	0.15	0.107	0.090	0.007	Offset
Including	258	266	8	7.48	0.52	0.34	0.221	0.131	0.007	Offset
11-710	24	35	11	7.22	0.79	0.74	0.289	0.223	0.010	Cowboy
11-710	64	67	3	6.15	0.65	0.67	0.156	0.217	0.011	Cowboy
11-710	186	212	26	2.72	0.28	0.14	0.061	0.076	0.006	Offset
Including	205	212	7	3.83	0.36	0.26	0.119	0.097	0.007	Offset
11-710	269	274	5	2.83	0.15	0.03	0.009	0.049	0.004	Offset
11-711	26	46	20	6.12	0.69	0.64	0.270	0.213	0.008	Cowboy
Including	28	33	5	9.84	1.09	1.02	0.425	0.344	0.011	Cowboy
11-711	132	141	9	3.92	0.56	0.38	0.227	0.202	0.012	Cowboy

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11-711	159	167	8	3.53	0.46	0.32	0.190	0.153	0.010	Cowboy
11-711	188	200	12	3.75	0.47	0.30	0.150	0.143	0.008	Cowboy
11-711	210	248	38	2.32	0.25	0.14	0.058	0.087	0.005	Offset
Including	235	240	5	3.15	0.26	0.20	0.074	0.080	0.005	Offset
11-712	55	60	5	3.36	0.35	0.08	0.055	0.072	0.003	Cowboy
11-712	67	71	4	3.66	0.38	0.27	0.107	0.112	0.007	Cowboy
11-712	109	116	7	2.10	0.23	0.25	0.090	0.099	0.008	Offset
11-713	41	50	9	4.03	0.45	0.39	0.169	0.134	0.008	Cowboy
Including	46	50	4	6.50	0.72	0.65	0.257	0.200	0.011	Cowboy
11-713	83	92	9	3.32	0.38	0.29	0.095	0.093	0.008	Cowboy
11-713	245	250	5	3.29	0.52	0.46	0.252	0.216	0.012	Offset
11-714	53	65	12	4.91	0.57	0.33	0.158	0.142	0.007	Cowboy
11-714	121	126	5	4.16	0.58	0.55	0.143	0.160	0.009	Cowboy
11-714	213	223	10	4.19	0.57	0.38	0.178	0.171	0.011	Offset
11-715	91	116	25	3.78	0.48	0.31	0.195	0.172	0.008	TBD
11-715	124	142	18	3.61	0.39	0.20	0.099	0.114	0.005	TBD
11-715	193	227	34	2.66	0.34	0.25	0.094	0.099	0.007	Offset
11-715	287	291	4	7.35	0.40	0.23	0.066	0.103	0.007	TBD
11-716	19	37	18	4.25	0.49	0.42	0.184	0.152	0.007	Cowboy
11-716	49	52	3	6.47	0.59	0.57	0.133	0.141	0.007	Cowboy
11-716	63	73	10	4.38	0.50	0.38	0.106	0.116	0.008	Cowboy
11-716	121	132	11	3.57	0.47	0.31	0.148	0.153	0.009	Cowboy
11-716	180	187	7	3.77	0.43	0.23	0.042	0.069	0.006	Offset
11-716	195	224	29	2.85	0.28	0.27	0.114	0.124	0.007	Offset
11-717	22	46	24	5.50	0.61	0.52	0.201	0.162	0.008	Cowboy
11-717	105	108	3	8.35	0.90	0.52	0.151	0.173	0.009	Cowboy
11-717	222	229	7	5.46	0.49	0.07	0.009	0.069	0.004	Offset
11-718	21	30	9	4.78	0.52	0.47	0.204	0.164	0.008	Cowboy
Including	22	26	4	8.67	0.95	0.87	0.353	0.296	0.013	Cowboy
11-718	96	105	9	4.38	0.44	0.17	0.096	0.135	0.007	Cowboy
11-718	203	221	18	5.63	0.68	0.52	0.216	0.226	0.009	Offset
Including	206	212	6	8.31	1.00	0.90	0.353	0.327	0.012	Offset
11-719	23	42	19	4.57	0.53	0.48	0.192	0.151	0.008	Cowboy
Including	23	28	5	9.51	1.07	0.98	0.351	0.315	0.013	Cowboy
11-719	105	110	5	4.92	0.65	0.47	0.255	0.192	0.009	Cowboy
11-719	184	193	9	6.75	0.81	0.75	0.232	0.236	0.011	Offset
11-719	209	237	28	4.75	0.54	0.38	0.158	0.183	0.010	Offset
11-720	95	99	4	3.02	0.33	0.18	0.077	0.078	0.005	Cowboy
11-720	104	108	4	3.06	0.36	0.12	0.077	0.096	0.007	Cowboy
11-720	126	132	6	2.71	0.32	0.28	0.084	0.091	0.009	Offset
11-721	38	44	6	3.28	0.38	0.35	0.185	0.130	0.009	Cowboy
11-721	93	110	17	3.64	0.41	0.33	0.111	0.112	0.007	Cowboy
11-721	221	235	14	4.01	0.48	0.27	0.134	0.150	0.008	Offset

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11-722	26	51	25	4.12	0.49	0.43	0.188	0.141	0.008	Cowboy
11-722	108	121	13	5.01	0.65	0.51	0.199	0.189	0.011	Cowboy
11-722	181	212	31	2.66	0.32	0.22	0.076	0.111	0.007	Offset
11-723	44	48	4	4.50	0.52	0.46	0.213	0.163	0.007	Cowboy
11-723	144	149	5	4.76	0.47	0.28	0.102	0.109	0.006	Cowboy
11-723	177	181	4	3.60	0.50	0.46	0.202	0.168	0.011	Offset
11-723	189	192	3	6.82	0.89	0.56	0.166	0.184	0.011	Offset
11-724	40	51	11	2.27	0.26	0.16	0.110	0.094	0.005	Cowboy
11-724	91	112	21	3.52	0.42	0.31	0.111	0.112	0.008	Offset
11-724	137	154	17	3.25	0.40	0.23	0.090	0.104	0.006	Offset
11-746	69	74	5	4.27	0.53	0.43	0.194	0.134	0.009	Cowboy
11-746	92	95	3	4.98	0.57	0.35	0.120	0.113	0.009	TBD
11-746	101	108	7	4.82	0.68	0.28	0.126	0.113	0.007	TBD
11-747	81	87	6	4.02	0.40	0.30	0.152	0.120	0.006	Cowboy
11-747	186	208	22	3.45	0.50	0.38	0.190	0.173	0.010	Offset
11-748	125	151	26	5.17	0.59	0.42	0.105	0.135	0.008	Offset
Including	135	139	4	10.46	1.22	0.96	0.188	0.228	0.010	Offset
11-749	147	173	26	5.21	0.59	0.44	0.122	0.159	0.010	Offset
Including	147	151	4	16.04	1.76	1.28	0.339	0.361	0.012	Offset
11-750	49	57	8	2.71	0.31	0.19	0.129	0.101	0.005	Cowboy
11-750	113	116	3	7.75	0.78	0.27	0.166	0.203	0.008	Cowboy
11-750	156	205	49	3.24	0.41	0.30	0.135	0.131	0.008	TBD
11-751	101	106	5	3.32	0.36	0.21	0.105	0.098	0.006	Cowboy
11-751	141	161	20	4.44	0.54	0.40	0.121	0.153	0.009	Offset
11-752	101	119	18	2.53	0.27	0.15	0.068	0.079	0.005	Cowboy
11-752	158	174	16	3.10	0.36	0.24	0.086	0.113	0.005	Offset
11-752	189	201	12	4.31	0.57	0.41	0.223	0.180	0.011	Offset
11-801	104	137	33	8.71	0.46	0.56	0.107	0.174	0.009	Offset
Including	113	121	8	14.27	0.73	0.95	0.122	0.221	0.010	Offset
11-802	102	133	31	7.61	0.44	0.67	0.153	0.224	0.010	Offset
Including	119	128	9	13.99	0.60	0.58	0.089	0.170	0.009	Offset
11-803	73	122	49	4.34	0.32	0.45	0.096	0.146	0.007	Offset
Including	110	116	6	12.67	0.80	0.52	0.105	0.170	0.009	Offset
11-804	71	123	52	6.58	0.42	0.41	0.120	0.184	0.008	Offset
Including	103	114	11	18.06	0.97	1.05	0.170	0.272	0.010	Offset
11-805	78	115	37	4.26	0.28	0.22	0.091	0.116	0.007	Offset
Including	98	102	4	12.81	0.81	0.63	0.122	0.190	0.009	Offset
11-806	80	118	38	3.29	0.25	0.19	0.067	0.103	0.006	Offset
Including	109	115	6	6.14	0.37	0.39	0.141	0.173	0.007	Offset
11-807	73	114	41	4.69	0.29	0.25	0.082	0.120	0.007	Offset
Including	95	103	8	12.29	0.68	0.65	0.154	0.233	0.009	Offset
11-807B	72	114	42	4.86	0.32	0.27	0.056	0.111	0.007	Offset

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Including	97	103	6	10.61	0.69	0.85	0.078	0.179	0.008	Offset
11-808	94	117	23	7.70	0.50	0.59	0.122	0.190	0.009	Offset
Including	104	112	8	11.51	0.68	0.46	0.097	0.171	0.009	Offset
11-809	109	120	11	4.44	0.36	0.16	0.094	0.128	0.008	Offset
11-810	112	147	35	4.96	0.36	0.53	0.180	0.220	0.009	Offset
Including	134	140	6	10.97	0.55	0.46	0.130	0.182	0.010	Offset
11-811	59	101	42	4.34	0.28	0.23	0.058	0.107	0.006	Offset
Including	97	101	4	15.68	0.91	0.45	0.071	0.143	0.009	Offset
11-812	58	61	3	9.60	0.47	0.09	0.016	0.070	0.005	Cowboy
11-812	83	107	24	4.63	0.35	0.25	0.084	0.158	0.007	Offset
11-813	77	103	26	5.73	0.35	0.34	0.081	0.124	0.006	Offset
Including	95	99	4	11.22	0.66	0.20	0.076	0.123	0.007	Offset
11-814	77	84	7	5.99	0.36	0.35	0.091	0.147	0.006	Cowboy
11-814	104	140	36	6.26	0.41	0.49	0.146	0.204	0.009	Offset
Including	126	133	7	13.19	0.69	0.53	0.108	0.179	0.010	Offset
11-815	92	118	26	5.19	0.33	0.18	0.065	0.112	0.007	Offset
Including	105	110	5	15.92	0.85	0.22	0.055	0.156	0.008	Offset
11-816	102	117	15	4.63	0.31	0.13	0.099	0.121	0.009	Offset
11-817	91	124	33	8.60	0.49	0.71	0.192	0.249	0.010	Offset
Including	104	113	9	13.41	0.70	0.91	0.073	0.171	0.009	Offset
11-818	133	173	40	4.26	0.30	0.22	0.103	0.155	0.006	Offset
Including	168	172	4	9.87	0.73	0.72	0.285	0.380	0.010	Offset
11-820	118	147	29	5.17	0.36	0.37	0.122	0.190	0.008	Offset
Including	128	133	5	9.71	0.73	0.36	0.069	0.151	0.008	Offset
11-821	69	73	4	3.76	0.33	0.10	0.028	0.075	0.006	Cowboy
11-821	85	121	36	5.70	0.39	0.31	0.128	0.172	0.008	Offset
Including	101	106	5	16.36	0.88	0.60	0.177	0.256	0.010	Offset
11-822	54	63	9	2.81	0.16	0.15	0.045	0.058	0.005	Cowboy
11-822	79	110	31	6.19	0.39	0.27	0.094	0.117	0.007	Offset
Including	95	100	5	21.66	1.16	0.77	0.148	0.183	0.008	Offset
11-823	65	70	5	4.08	0.25	0.12	0.033	0.064	0.004	Cowboy
11-823	81	121	40	5.65	0.38	0.48	0.144	0.204	0.009	Offset
Including	104	110	6	17.38	0.93	1.09	0.136	0.208	0.010	Offset
11-824	57	68	11	4.29	0.26	0.17	0.041	0.071	0.005	Cowboy
11-824	88	112	24	7.02	0.48	0.34	0.137	0.177	0.009	Offset
Including	97	103	6	14.37	0.80	0.35	0.108	0.173	0.009	Offset
11-825	40	47	7	4.28	0.21	0.05	0.008	0.063	0.004	Cowboy
11-825	78	106	28	6.08	0.35	0.29	0.107	0.148	0.007	Offset
Including	95	100	5	10.29	0.49	0.31	0.106	0.142	0.008	Offset
11-826	65	72	7	4.04	0.29	0.57	0.148	0.180	0.007	Offset
11-826	84	90	6	4.52	0.40	0.28	0.146	0.202	0.008	Offset
11-827	47	93	46	4.72	0.33	0.27	0.096	0.121	0.008	Offset
11-828	59	94	35	5.37	0.35	0.35	Base Metal assays pending			Offset

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Including	79	84	5	18.86	0.94	1.05				Offset
11-829	60	66	6	7.44	0.37	0.13	0.028	0.070	0.005	Cowboy
11-829	100	178	78	7.39	0.47	0.50	0.148	0.153	0.009	Offset
Including	120	126	6	11.04	0.52	0.78	0.146	0.162	0.008	Offset
And	129	135	6	16.92	0.92	0.75	0.166	0.186	0.008	Offset
And	146	152	6	11.07	0.62	0.57	0.124	0.152	0.009	Offset
11-830	50	121	71	4.81	0.32	0.30	0.081	0.112	0.007	Offset+Cowboy
Including	91	101	10	10.14	0.60	0.40	0.074	0.156	0.009
And	107	116	9	11.08	0.68	0.57	0.139	0.157	0.009
11-831	67	138	71	6.27	0.38	0.47	0.096	0.135	0.008	Offset+Cowboy
Including	100	104	4	10.29	0.58	0.82	0.192	0.249	0.009
And	107	111	4	10.06	0.57	0.91	0.139	0.203	0.009
And	116	125	9	20.07	0.89	0.87	0.108	0.179	0.009
11-832	58	100	42	4.83	0.31	0.35	0.081	0.112	0.007	Offset+Cowboy
Including	88	95	7	11.15	0.58	0.57	0.080	0.131	0.009
11 -833	Assays Pending

 Offset West (Underground)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-900	NSA
11-901	NSA
11-902	193	196	3	3.94	0.35	0.37	0.260	0.277	0.011	Offset
11-903	192	202	10	3.05	0.35	0.07	0.114	0.132	0.006	Offset
11-904	NSA

Roby North Extension (Underground)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-201	241	257	16	4.50	0.26	0.11	0.014	0.043	0.007	Roby
Including	251	256	5	7.14	0.45	0.07	0.007	0.040	0.007	Roby
11-202	240	255	15	3.66	0.23	0.04	0.005	0.042	0.007	Roby
Including	241	244	3	5.64	0.30	0.05	0.007	0.046	0.008	Roby
And	250	253	3	7.22	0.57	0.07	0.005	0.047	0.008	Roby
11-203	227	246	19	4.40	0.33	0.09	0.010	0.043	0.008	Roby
Including	239	243	4	10.22	0.63	0.16	0.012	0.057	0.009	Roby
11-204	245	249	4	4.14	0.27	0.03	0.011	0.034	0.003	Roby
11-205	227	230	3	4.57	0.28	0.11	0.011	0.014	0.002	Roby
11-206	NSA
11-207	228	235	7	4.16	0.30	0.04	0.011	0.024	0.003	Roby
11-208	230	237	7	3.83	0.23	0.06	0.012	0.023	0.002	Roby
11-209	218	225	7	3.43	0.18	0.03	0.009	0.023	0.003	Roby
11-210	209	224	15	4.00	0.25	0.05	0.015	0.022	0.002	Roby

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Including	221	224	3	8.55	0.63	0.08	0.019	0.028	0.002	Roby
11-210	276	281	5	4.13	0.42	0.17	0.027	0.030	0.002
11-211	279	287	8	6.42	0.34	0.07	0.008	0.030	0.006	Roby
Including	280	283	3	14.32	0.65	0.17	0.017	0.039	0.006	Roby
11-212	260	263	3	3.68	0.33	0.05	0.006	0.037	0.007	Roby
11-213	266	270	4	5.07	0.32	0.04	0.003	0.044	0.008	Roby
11-214	215	233	18	9.27	0.54	0.16	0.010	0.041	0.007	Roby
Including	221	225	4	29.62	1.43	0.39	0.011	0.042	0.007	Roby
11-215	187	193	6	5.88	0.28	0.08	0.007	0.037	0.007	Roby
11-216	NSA
11-217	238	256	18	12.82	0.71	0.24	0.017	0.045	0.008	Roby
Including	249	250	1	155.52	7.87	3.28	0.063	0.089	0.008	Roby
11-218	235	242	7	5.22	0.19	0.11	0.009	0.040	0.007	Roby
11-219	245	257	12	5.98	0.36	0.10	0.005	0.038	0.007	Roby
Including	248	251	3	15.58	0.80	0.12	0.004	0.035	0.007	Roby
11-220	NSA
11-221	224	232	8	6.94	0.38	0.15	0.016	0.045	0.008	Roby
Including	227	230	3	12.18	0.48	0.27	0.025	0.059	0.009	Roby
11-222	NSA
11-223	198	210	12	5.61	0.26	0.21	0.007	0.045	0.008	Roby
Including	199	202	3	7.51	0.30	0.11	0.011	0.051	0.009	Roby
And	208	210	2	18.00	0.82	1.07	0.014	0.063	0.009	Roby
11-224	NSA
11-225	189	200	11	4.12	0.25	0.12	0.023	0.052	0.008	Roby
11-226	190	203	13	8.87	0.45	0.17	0.018	0.054	0.009	Roby
Including	190	196	6	13.08	0.61	0.23	0.016	0.055	0.009	Roby

Roby South Extension (Underground)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-227	74	100	26	4.74	0.33	0.18	0.063	0.091	0.011	Roby
Including	75	81	6	10.19	0.64	0.40	0.104	0.156	0.012	Roby
11-228	59	80	21	4.51	0.31	0.45	0.111	0.151	0.010	Roby
Including	72	77	5	11.74	0.72	0.50	0.125	0.150	0.012	Roby
11-229	NSA
11-230	66	74	8	7.40	0.55	0.62	0.060	0.129	0.010	Roby
Including	68	72	4	11.52	0.78	0.49	0.079	0.157	0.011	Roby
11-231	62	69	7	4.06	0.34	0.77	0.105	0.167	0.010	Roby
11-232	62	73	11	3.70	0.27	0.06	0.030	0.052	0.009	Roby
Including	62	65	3	7.71	0.54	0.11	0.024	0.097	0.010	Roby
11-233	64	67	3	4.62	0.43	0.29	0.036	0.052	0.008	Roby
11-234	55	71	16	9.03	0.60	0.36	0.066	0.121	0.010	Roby

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Including	57	65	8	13.35	0.85	0.51	0.081	0.143	0.010	Roby
11-235	64	77	13	7.86	0.48	0.46	0.091	0.153	0.010	Roby
Including	68	75	7	11.35	0.60	0.21	0.051	0.111	0.010	Roby
11-236	NSA
11-237	81	87	6	3.32	0.27	0.17	0.050	0.060	0.010	Roby
11-238	88	103	15	6.47	0.41	0.54	0.138	0.163	0.010	Roby
Including	90	94	4	8.92	0.52	0.74	0.133	0.162	0.011	Roby
11-239	90	121	31	5.47	0.38	0.28	0.077	0.118	0.009	Roby
Including	109	114	5	13.91	0.89	0.41	0.104	0.190	0.009	Roby
11-240	101	118	17	4.96	0.36	0.40	0.069	0.118	0.008	Roby
Including	113	117	4	10.44	0.71	0.41	0.070	0.129	0.009	Roby
11-241	105	129	24	6.98	0.46	0.28	0.070	0.122	0.010	Roby
Including	109	115	6	15.00	0.90	0.45	0.080	0.161	0.010	Roby
11-242	73	99	26	4.50	0.32	0.37	0.069	0.093	0.007	Roby
Including	82	86	4	7.58	0.52	0.51	0.117	0.135	0.009	Roby
And	94	98	4	8.20	0.54	0.72	0.062	0.108	0.008	Roby
11-243	87	101	14	5.29	0.36	0.47	0.120	0.136	0.008	Roby
Including	91	96	5	7.81	0.50	0.49	0.139	0.140	0.008	Roby
11-244	87	103	16	4.34	0.24	0.46	0.075	0.120	0.007	Roby

Southern Norite (Surface Hole)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-019	212	231	19	2.88	0.29	0.14	0.061	0.086	0.011	Norite Zone
Including	216	224	8	4.16	0.43	0.23	0.091	0.109	0.011
11-021	205	212	7	3.11	0.31	0.28	0.079	0.099	0.009	Norite Zone
11-021	898	915	17	2.74	0.36	0.24	0.064	0.097	0.008	Norite Zone
Including	907	911	4	7.75	0.99	0.69	0.157	0.222	0.010	Norite Zone
11-021	995	1002	7	2.83	0.32	0.26	0.181	0.169	0.011	Norite Zone
11-022	NSA
11-023	133	148	15	2.28	0.19	0.12	0.059	0.063	0.006	Norite Zone
Including	133	138	5	4.06	0.28	0.12	0.052	0.070	0.006	Norite Zone
11-023	260	278	18	2.25	0.28	0.18	0.091	0.099	0.007	Norite Zone
11-023	860	864	4	3.53	0.41	0.35	0.119	0.114	0.009	Norite Zone
11-023	944	959	15	5.13	0.60	0.63	0.100	0.119	0.008	Norite Zone
Including	944	948	4	7.40	0.88	1.14	0.167	0.156	0.008	Norite Zone
11-023	967	975	8	5.16	0.60	0.45	0.093	0.120	0.008	Norite Zone
11-024	373	376	3	3.50	0.41	0.14	0.187	0.199	0.013	Norite Zone
11-024	390	393	3	3.13	0.35	0.32	0.133	0.110	0.008	Norite Zone
11-025	103	109	6	1.80	0.15	0.13	0.088	0.067	0.006	Norite Zone
11-025	163	168	5	2.43	0.26	0.17	0.207	0.147	0.011	Norite Zone
11-025	264	274	10	1.87	0.19	0.14	0.051	0.061	0.007	Norite Zone
11-026	264	284	20	2.21	0.24	0.19	0.071	0.086	0.008	Norite Zone

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11-027	110	115	5	2.85	0.26	0.15	0.171	0.176	0.012	Norite Zone
11-027	169	186	17	3.16	0.33	0.29	0.088	0.106	0.008	Norite Zone
Including	177	184	7	4.41	0.47	0.41	0.123	0.134	0.009	Norite Zone
11-027	206	245	39	4.02	0.41	0.24	0.075	0.113	0.008
Including	229	232	3	15.53	1.65	0.86	0.219	0.322	0.013	Norite Zone
11-028	158	164	6	2.84	0.34	0.25	0.095	0.097	0.010	Norite Zone
11-028	191	200	9	2.81	0.29	0.09	0.049	0.075	0.009	Norite Zone
11-028	799	802	3	3.09	0.43	0.30	0.077	0.088	0.010	Norite Zone
11-032	NSA

 South Pit / South East Roby Zone (Surface Hole)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-082	419	454	35	1.72	0.19	0.13	0.049	0.073	0.007	South Pit
11-084	NSA

Baker Zone (Surface Hole)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-091	22	28	6	2.27	0.22	0.17	0.174	0.139	0.008	Baker

North VT Rim (Surface Holes)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-064	NSA
11-065	NSA
11-066	NSA
11-067	101	110	9	3.41	0.20	0.02	0.004	0.031	0.005	North VT Rim
11-068	NSA

North VT Rim (Trench Composite Values)

Trench ID	From Sample #	To Sample #	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
TR11-01	NSA									North VT Rim
TR11-02	TR11-02-025	TR11-02-031	7.39	10.15	0.47	0.22	0.007	0.034	0.004	North VT Rim
TR11-02	TR11-02-039	TR11-02-041	1.83	2.26	0.15	0.04	0.005	0.033	0.004	North VT Rim
TR11-02	TR11-02-081	TR11-02-081	0.67	8.32	0.45	0.10	0.009	0.032	0.004	North VT Rim
TR11-03	TR11-03-028	TR11-03-028	0.94	6.20	1.03	0.04	0.001	0.021	0.003	North VT Rim
TR11-03	TR11-03-050	TR11-03-053	3.94	1.55	0.07	0.01	0.005	0.029	0.005	North VT Rim
TR11-04	TR11-04-007	TR11-04-012	5.6	13.43	1.07	0.22	0.006	0.036	0.004	North VT Rim
Including	TR11-04-011	TR11-04-011	0.98	64.40	5.17	1.19	0.021	0.068	0.005	North VT Rim

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TR11-04	TR11-04-025	TR11-04-026	2.11	1.54	0.18	0.03	0.003	0.025	0.004	North VT Rim
TR11-04	TR11-04-098	TR11-04-106	8.52	12.94	0.75	0.26	0.004	0.036	0.005	North VT Rim
Including	TR11-04-102	TR11-04-103	1.8	41.55	2.46	0.96	0.011	0.050	0.006	North VT Rim
TR11-04	TR11-04-170	TR11-04-176	6.98	1.93	0.18	0.02	0.006	0.028	0.004	North VT Rim
Including	TR11-04-172	TR11-04-172	0.97	4.23	0.22	0.04	0.002	0.023	0.004	North VT Rim
And	TR11-04-176	TR11-04-176	1.01	5.60	0.69	0.09	0.028	0.049	0.005	North VT Rim
TR11-05	NSA									North VT Rim
TR11-06	NSA									North VT Rim
TR11-07	TR11-07-042	TR11-07-042	0.81	2.09	0.22	0.02	0.001	0.035	0.005	North VT Rim
TR11-09	TR11-09-019	TR11-09-021	2.06	1.88	0.20	0.01	0.001	0.029	0.004	North VT Rim
TR11-09	TR11-09-066	TR11-09-066	0.92	3.54	0.43	0.04	0.020	0.022	0.005	North VT Rim
TR11-10	NSA									North VT Rim
TR11-11	NSA									North VT Rim
TR11-12	NSA									South LDI
TR11-13	NSA									South LDI
TR11-14	NSA									South LDI
TR11-15	NSA									South LDI

North VT Rim - Selected Trench Samples (>1.0 g/t Pd)

Sample Number	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)
TR11-04-011	0.98	64.4	5.17	1.19	0.021	0.068	0.005
TR11-04-103	0.8	45.8	2.48	1.59	0.018	0.053	0.005
TR11-04-102	1	37.3	2.44	0.326	0.005	0.047	0.007
TR11-02-027	1.07	23	0.976	0.577	0.023	0.05	0.005
TR11-02-026	0.9	22.3	0.994	0.325	0.008	0.036	0.004
TR11-02-031	1.32	15.8	0.845	0.344	0.006	0.038	0.005
TR11-04-104	0.8	15.2	0.698	0.277	0.004	0.038	0.005
TR11-02-081	0.67	8.32	0.45	0.103	0.009	0.032	0.004
TR11-02-028	0.93	6.79	0.301	0.238	0.009	0.035	0.004
TR11-04-106	0.87	6.21	0.42	0.025	0.001	0.023	0.003
TR11-03-028	0.94	6.2	1.03	0.037	0.001	0.021	0.003
TR11-04-008	1.02	6.13	0.51	0.034	0.004	0.028	0.005
TR11-04-176	1.01	5.6	0.688	0.087	0.028	0.049	0.005
TR11-04-100	0.86	4.53	0.236	0.043	0.001	0.028	0.004
TR11-04-010	1.02	4.25	0.289	0.031	0.001	0.019	0.003
TR11-04-172	0.97	4.23	0.219	0.035	0.002	0.023	0.004
TR11-04-007	0.8	3.8	0.284	0.021	0.002	0.044	0.006
TR11-09-066	0.92	3.54	0.433	0.042	0.0199	0.0223	0.005

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TR11-03-050	1.08	3.08	0.136	0.023	0.002	0.032	0.004
TR11-02-041	0.96	3.06	0.192	0.053	0.006	0.036	0.005
TR11-04-101	1.25	2.97	0.151	0.016	0.001	0.041	0.006
TR11-09-019	1.13	2.7	0.218	0.012	0.0002	0.0291	0.004
TR11-02-069	0.89	2.45	0.111	0.015	0.002	0.03	0.004
TR11-04-105	0.98	2.23	0.134	0.012	0.001	0.02	0.003
TR11-07-042	0.81	2.09	0.22	0.024	0.0005	0.0348	0.005
TR11-04-098	0.93	2.08	0.208	0.013	0.003	0.038	0.006
TR11-04-124	1.01	1.95	0.169	0.013	0.002	0.021	0.004
TR11-02-025	1.12	1.84	0.118	0.014	0.001	0.029	0.004
TR11-04-046	1.1	1.8	0.152	0.014	0.001	0.04	0.005
TR11-04-173	0.94	1.77	0.052	0.014	0.003	0.024	0.004
TR11-04-026	1.09	1.54	0.155	0.035	0.001	0.025	0.003
TR11-04-025	1.02	1.53	0.208	0.03	0.005	0.026	0.004
TR11-04-012	0.71	1.51	0.085	0.016	0.002	0.029	0.004
TR11-03-053	0.95	1.5	0.065	0.017	0.005	0.028	0.005
TR11-02-039	0.86	1.45	0.103	0.017	0.005	0.03	0.004
TR11-02-067	1.09	1.39	0.07	0.015	0.001	0.024	0.003
TR11-04-079	0.99	1.37	0.098	0.008	0.002	0.04	0.005
TR11-04-085	1.05	1.34	0.098	0.019	0.001	0.045	0.006
TR11-04-128	1.13	1.34	0.106	0.019	0.001	0.028	0.005
TR11-02-048	0.71	1.21	0.338	1.48	0.171	0.27	0.008
TR11-04-142	0.87	1.2	0.099	0.005	0.001	0.025	0.004
TR11-09-098	1.11	1.19	0.215	0.03	0.0131	0.0204	0.003
TR11-04-170	1.09	1.16	0.159	0.01	0.001	0.032	0.005
TR11-07-045	0.88	1.12	0.149	0.017	0.0032	0.0246	0.004
TR11-02-029	1.17	1.11	0.049	0.023	0.004	0.024	0.004
TR11-04-139	0.97	1.06	0.095	0.006	0.001	0.022	0.003
TR11-02-076	0.84	1.05	0.115	0.012	0.002	0.024	0.003
TR11-09-021	0.93	1.05	0.175	0.012	0.0017	0.0281	0.005
TR11-09-055	1.02	1.05	0.16	0.013	0.0079	0.0238	0.004
TR11-04-187	0.95	1.01	0.135	0.038	0.023	0.026	0.005

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